“Targeting Gold and Uranium”

NEWS RELEASE

CROSSHAIR ANNOUNCES RESULTS FROM SUCCESSFUL WARRANT INCENTIVE
PROGRAM
-PROCEEDS ALLOCATED TO EXPANDED URANIUM DRILL PROGRAM -

Dated: March 21, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce that it has successfully raised $7,937,031 through the warrant incentive program (the “Program”) described in the Company’s news release dated February 9, 2007 relating to warrants expiring on November 3, 2007 (the “Warrants”).

Under the terms of the Program, Warrants to purchase 5,028,750 common shares were exercised, raising $7,229,687.50, and a total of 490,375 additional shares (the “Additional Shares”) were issued, raising $707,343.75. The Additional Shares are subject to a hold period expiring June 29, 2007. The Company received total proceeds of $7,937,031 under the Program.

The Company is also pleased to announce that all Warrants with an expiry date of March 15, 2007 were exercised raising $2,390,741.

The Company has a current working capital position of $15.5 million.

The Company has an aggregate of 849,115 warrants, fee warrants and agents’ compensation options remaining outstanding, all with an expiry date of November 3, 2007.

Allocation of Proceeds

The additional proceeds from the Program will enable the company to expand the 2007 summer/fall exploration program on the Company’s Central Mineral Belt Uranium Project. The comprehensive program will include deployment of up to 4 drills which will be used to expand existing known uranium zones and to test new targets. The Company currently has two drills turning on the Upper and Lower C Zones and this work is expected to continue until the spring thaw in about 4 weeks time.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Uranium Belt of Labrador. The 685 sq km Uranium Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Paragon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.